

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 14, 2017

<u>Via E-mail</u>
Mr. Kenneth G. Fuller
Chief Financial Officer
LaSalle Hotel Properties
7550 Wisconsin Avenue, 10th Floor
Bethesda, Maryland 20814

   Re: LaSalle Hotel Properties
     Form 10-K for the fiscal year ended December 31, 2016
     Filed February 22, 2017
     File No. 1-14045

Dear Mr. Fuller:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Wilson K. Lee

        Wilson K. Lee
        Senior Staff Accountant
        Office of Real Estate & -
         Commodities